SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Amendment No. 3 to
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
GARTNER, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State of incorporation or organization)	04-3099750 (IRS Employer Identification No.)
Post Office Box 10212
56 Top Gallant Road
Stamford, CT 06904-2212
(Address of principal executive offices) (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Preferred Share Purchase Rights	New York Stock Exchange
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Item 1 Description of Securities to be Registered.
Item 2. Exhibits.
EXHIBIT INDEX
EX-99.5: AMENDMENT NO.2 TO THE AMENDED AND RESTATED RIGHTS AGREEMENT
EX-99.6: SECOND AMENDED AND RESTATED RIGHTS AGREEMENT

Item 1 Description of Securities to be Registered.
On February 9, 2000, Gartner Group, Inc. (the “Company”) adopted a Stockholder Rights Plan and entered into an Agreement with Bank Boston, N.A. as Rights Agent on February 10, 2000, which Agreement was amended by Amendment No. 1 to the Rights Agreement, dated as of April 11, 2000, by and between the Company and Fleet National Bank (f/k/a Bank Boston, N.A.), as further amended pursuant to that certain Amended and Restated Rights Agreement, dated as of August 31, 2002, by and between Gartner, Inc. and Mellon Investor Services LLC (as successor Rights Agent of Fleet National Bank), and further amended by Amendments No. 1 and No. 2 to the Amended and Restated Rights Agreement, dated June 30, 2003 and September 1, 2006, respectively (collectively, the “Original Rights Agreement”). In connection with the adoption of the Rights Plan, the Company’s Board of Directors (the “Board”) declared a dividend of one Class A Preferred Share Purchase Right (a “Class A Right”) to purchase one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock for each outstanding share of the Company’s Class A Common Stock (“Class A Common Stock”) and one Class B Preferred Share Purchase Right (a “Class B Right”) to purchase one one-thousandth of a share of the Company’s Series B Junior Participating Preferred Stock for each outstanding share of the Company’s Class B Common Stock (“Class B Common Stock”). The record date for the dividend was as of the close of business on February 25, 2000 (the “Record Date”). Each Class A Right entitled the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock at an exercise price of ninety dollars ($90.00), and each Class B Right entitled the registered holder to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock at an exercise price of ninety dollars ($90.00), subject in each case to adjustment.
On July 6, 2005, through an amendment and restatement of the Company’s certificate of incorporation filed with the Secretary of State of the State of Delaware, the Company’s Class A Common Stock and Class B Common Stock were reclassified into a single class of Common Stock, par value $0.0005 per share (the “Common Stock”), with each share of Class A Common Stock and each share of Class B Common Stock being reclassified into one share of Common Stock (the “Reclassification”). In connection with the Reclassification, the Company and American Stock Transfer & Trust Company (as successor Rights Agent of Mellon Investor Services LLC), entered into a Second Amended and Restated Rights Agreement (the “Rights Agreement”, which amended and restated the Original Rights Agreement in its entirety). The amendments reflected in the Rights Agreement are intended solely to effect changes required in connection with the Reclassification, and specifically to make each Class A Right and each Class B Right (which were formerly applicable to the Class A Common Stock and Class B Common Stock, respectively), applicable to the single class of the Company’s Common Stock, such that each Class A Right and each Class B Right (subsequent to the dated hereof, each a “Right”) shall represent the right to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock (“Series A Junior Preferred”) at an exercise price of ninety dollars ($90.00) (the “Purchase Price”).
The terms and conditions of the Rights are set forth in the Rights Agreement, a copy of which is attached as an exhibit hereto, and the description hereof is qualified in its entirety by reference thereto.
Rights Evidenced by Common Stock Certificates
The Rights will not be exercisable until the Distribution Date (defined below). Separate Certificates for the Rights (“Rights Certificates”) will not be sent to shareholders until the

Distribution Date. Until the Distribution Date, the Rights will attach to and trade together with the shares of Common Stock (the “Common Shares”). Accordingly, Common Share certificates outstanding on the Record Date evidence the Rights related thereto, and Common Share certificates issued after the Record Date contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares outstanding as of the Record Date, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.
Distribution Date
The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (a) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares, or (b) 10 business days following the commencement of, or announcement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Shares. The earliest of such dates is referred to as the “Distribution Date.”
Exclusion of Certain Investors
The Rights Agreement provides that, in certain circumstances, the acquisition or ownership of 20% or more of the outstanding Common Shares by an “Excepted Person” will not result in the Rights becoming exercisable. In general terms, a person will be an Excepted Person if they owned as passive investors 20% or more of the Common Shares at the time the Original Rights Agreement was entered into. A person will continue to be an Excepted Person after such date so long as the person continues to be a passive investor in the Company, does not increase his ownership of the Common Shares by more than 1% and does not reduce his ownership of such shares below 19%.
Issuance of Rights Certificates; Expiration of Rights
As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. All Common Shares issued prior to the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) February 25, 2010 (the “Final Expiration Date”) or (ii) redemption or exchange of the Rights as described below.
Initial Exercise of the Rights
Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth of a share of the Series A Junior Preferred. In the event that the Company does not have sufficient Series A Junior Preferred available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Junior Preferred for which the Rights would have been exercisable under this provision or as described below.

Right to Buy Company Common Shares
Unless the Rights have been redeemed, in the event that an Acquiring Person becomes the beneficial owner of 20% or more of the outstanding Common Shares, then each holder of a Right which has not been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.
Right to Buy Acquiring Company Stock
Similarly, unless the Rights are redeemed, if, after an Acquiring Person becomes the beneficial owner of 20% or more of the outstanding Common Shares, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company’s consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.
Exchange Provision
At any time after the acquisition by an Acquiring Person of 20% or more of the outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company’s outstanding Common Shares, the Board may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.
Redemption
At any time on or prior to the close of business on the earlier of (i) the Distribution Date, or (ii) the Final Expiration Date of the Rights, the Company may, at its option and with the approval of the Board, redeem the Rights in whole, but not in part, at a price of $0.001 per Right.
Adjustments to Prevent Dilution
The Purchase Price payable, the number of Rights, and the number of Series A Junior Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.
Cash Paid Instead of Issuing Fractional Shares
No fractional portion less than integral multiples of one Common Share will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.
No Stockholders’ Rights Prior to Exercise

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder’s ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.
Amendment of Rights Agreement
The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).
Rights and Preferences of the Series A Junior Preferred
Each one one-thousandth of a share of Series A Junior Preferred has rights and preferences substantially equivalent to those of one Common Share.
Certain Anti-takeover Effects
The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company, in a manner or on terms not approved by the Board. Takeover attempts frequently include coercive tactics to deprive the Board and the Company’s stockholders of a full opportunity to evaluate an offer in light of the long term prospects of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of 20% or more of the outstanding Common Shares in the open market to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.
The Rights are not intended to prevent a takeover of the Company and will not do so. Since, subject to the restrictions described above, the Company may redeem the Rights prior to the Distribution Date, the Rights should not interfere with any merger or business combination approved by the Board.
Issuance of the Rights does not weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders, and will not change the way in which the Company’s shares are presently traded. The Board believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.
The Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Board, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2. Exhibits.
1. Rights Agreement, dated as of February 10, 2000 between Gartner Group, Inc., and Bank Boston, N.A., including the exhibits attached thereto. *
2. Amendment No. 1 dated as of April 11, 2000 to the Rights Agreement dated as of February 10, 2000 by and between Gartner Group, Inc. and Fleet National Bank (f/k/a Bank Boston, N.A.). **
3. Amended and Restated Rights Agreement, dated as of August 31, 2002, by and between Gartner, Inc. and Mellon Investor Services LLC (as successor Rights Agent of Fleet National Bank). ***
4. Amendment No. 1 to the Amended and Restated Rights Agreement, dated as of August 31, 2002, by and between Gartner, Inc. and Mellon Investor Services LLC (as successor Rights Agent of Fleet National Bank), dated June 30, 2003, by and between Gartner, Inc. and Mellon Investor Services LLC. ****
5. Amendment No. 2 to the Amended and Restated Rights Agreement, dated as of August 31, 2002, by and between Gartner, Inc. and American Stock Transfer & Trust Company (as successor Rights Agent of Mellon Investor Services LLC), dated as of September 1, 2006, by and between Gartner, Inc. and American Stock Transfer & Trust Company.
6. Second Amended and Restated Rights Agreement, dated as of November 6, 2006, by and between Gartner, Inc. and American Stock Transfer & Trust Company (as successor Rights Agent of Mellon Investor Services LLC).

*	Filed as Exhibit 1 to the Company’s Registration Statement on Form 8-A filed March 7, 2000.

**	Filed as Exhibit 2 to Amendment No. 1 to the Company’s Registration Statement on Form 8-A filed May 18, 2000.

***	Filed as Exhibit 4.3 to the Company’s Annual Report on Form 10-K filed December 27, 2002.

****	Filed as Exhibit 4 to Amendment No. 2 to the Company’s Registration Statement on Form 8-A filed June 30, 2003.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Gartner, Inc.
By:	/s/ Christopher Lafond
	Print Name:	Christopher Lafond
	Title:	Executive Vice President and Chief Financial Officer

Date: November 30, 2006

EXHIBIT INDEX

Exhibit No.	Description

5	Amendment No. 2 to the Amended and Restated Rights Agreement, dated as of August 31, 2002, by and between Gartner, Inc. and American Stock Transfer & Trust Company (as successor Rights Agent of Mellon Investor Services LLC), dated September 1, 2006, by and between Gartner, Inc. and American Stock Transfer & Trust Company.

6	Second Amended and Restated Rights Agreement, dated as of November 6, 2006, by and between Gartner, Inc. and American Stock Transfer & Trust Company (as successor Rights Agent of Mellon Investor Services LLC).